U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35994

CUSIP NUMBER 42237K 409

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.	REGISTRANT INFORMATION.

Scorpius Holdings, Inc.

Full Name of Registrant

Nighthawk Biosciences, Inc.

Former Name if Applicable

627 Davis Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560

City, State and Zip Code

PART II.	RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)  The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

Scorpius Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2023 (“2023 10-K”) by the original due date of April 1, 2024, without unreasonable expense or effort, because of delays experienced by the Company in preparing its consolidated financial statements, as set forth below.

The delays relate to recent Finance staff turnover of those directly involved in preparing the Form 10-K for the year ended December 31, 2023, and the need for additional time to complete the calculation of revenue recognition for certain contracts for the year ended December 31, 2023. The Company intends to file the Annual Report within the fifteen-day extension period afforded by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William Ostrander (919) 240-7133

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                       ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes                                         ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2023 we expect to recognize between $5.7 million and $5.9 million of total revenue from continuing operations, consisting of $5.3 million to $5.7 million of contract revenue by our Scorpius Biomanufacturing subsidiary  and $0.4 million for revenue from grants and the sale of a intellectual property license. For the year ended December 31, 2022, we recognized $0.4 million of revenue from continuing operations, which was primarily from grants.

For the year ended December 31, 2023, we expect net loss before income taxes from continuing operations to be between $(43.4) million and ($43.6) million and expect net loss from discontinued operations before income taxes for the twelve months ended December 31, 2023 of ($6.5) million. For the year ended December 31, 2022, net loss before income taxes from continuing operations was $(41.4) million and net loss from discontinued operations was ($5.6) million.

Scorpius Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SCORPIUS HOLDINGS, INC.

Dated: April 1, 2024	By:	/s/ William Ostrander
William Ostrander
Chief Financial Officer